Exhibit 1.01

R.R. DONNELLEY & SONS COMPANY

Conflict Minerals Report

For the reporting period from January 1, 2020 to December 31, 2020

This Conflict Minerals Report (the “Report”) of R.R. Donnelley & Sons Company (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2020 to December 31, 2020.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. For the purpose of this report, tin, tungsten, tantalum and gold will be collectively referred to as the 3TGs. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, a small fraction of the Company’s operations manufacture, or contract to manufacture, products for which 3TGs are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which 3TGs may be necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2020.

These products, which are referred to in this Report collectively as the Covered Products, are RFID labels.

The Company’s RCOI and Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the 3TGs originated in the Covered Countries and whether any of the 3TGs may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of 3TGs that may have originated in Covered Countries. The Company’s 2020 RCOI and due diligence process involved collaboration among the Company’s environmental health and safety, legal, procurement, operations and finance departments. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten. The Company’s 2020 RCOI and due diligence process commenced in December 2020 and was completed in May 2021.

The Company’s supply chain with respect to its products is complex, and there are many third parties in the supply chain between the ultimate manufacture of Company products and the original sources of these minerals. In this regard, the Company does not purchase minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of the 3TGs that are included in its products.

The Company’s RCOI and due diligence efforts employed a combination of measures to determine whether the 3TGs necessary to the functionality or production of Company products originated from the Covered Countries (“In Scope Materials”). The Company’s primary means of determining the country of origin of such minerals was by conducting a supply chain survey, with direct suppliers using the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) version 6.01 or higher. This supply chain survey and RCOI program was performed internally by the Company.

To determine the list of suppliers that would be surveyed, we assessed all active suppliers of Covered Products to determine if they supplied the Company with parts or products that may contain one or more of the 3TGs. We periodically reviewed this list to ensure any irrelevant or “out of scope” suppliers were removed from the survey process. Suppliers that were removed included print-related production materials, service providers, indirect material suppliers, and suppliers that did not provide the Company with products in 2020.

Non-responsive suppliers were contacted a minimum of three times by the Company. After two months of non-responsiveness, suppliers were then contacted via phone by Company procurement team members to encourage their response to the survey. Through the Company’s outreach process, virtually all suppliers in scope of the project responded with a CMRT.

Additional Due Diligence Efforts

In order to ensure the accuracy of survey responses, the Company also conducted an additional due diligence process for the CMRT answers provided by suppliers. A summary of additional due diligence measures undertaken by the Company is below:

•	Adopted a Conflict Minerals policy. The Company’s Conflict Minerals policy is publicly available at https://www.rrd.com/supplier-info/rpm

•	Implemented measures to strengthen the Company’s engagement with its suppliers

•	Maintained a Company-level grievance mechanism

•	Maintained a policy to retain all relevant documentation for a period of 5 years

•	Identified and assessed risk in the supply chain and reported findings to senior management

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Reported on supply chain due diligence. The Form Specialized Disclosure (“Form SD”) and the Report are contained herein and are publicly available at - https://investor.rrd.com/financials/sec-filings/default.aspx

Following completion of their CMRT, suppliers were contacted to address items such as the following:

•	Incomplete data including missing smelters or refineries (“SORs”)

•	Responses which indicated sourcing location without complete supporting information

The SORs and countries of origin listed by suppliers in their CMRTs were matched against a database of verified SORs and associated mines. Verified SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program. In cases where suppliers and products were associated with certified SORs they were categorized by the Company as “DRC Conflict Free.”

Findings

For the 2020 Reporting Year, the Company received CMRTs from 96% of the suppliers surveyed. Of the in-scope suppliers surveyed, all but one declared that no 3TGs were in the materials/products supplied to the Company. Our due diligence efforts identified one supplier with 220 Legitimate SORs located in 35 different countries supplying In-Scope Materials. This supplier sourced its materials only from smelters which are certified as conflict-free and, therefore, does not finance or benefit armed groups in the Covered Countries. One supplier did not respond to our survey in the 2020 Reporting Year and the Company has suspended purchasing from this supplier.

Due to the fact that the Company was unable to receive a CMRT from all of its in-scope suppliers and that its supply chain is several levels removed from the source of 3TGs, the Company does not have sufficient information to determine the facilities used to process the country of origin, or mine or location of origin of every mineral in the Covered Products.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not the Covered Products qualify as “DRC conflict free,” as defined under the Rule.

Forward-Looking Statements

This Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities). In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Form 10-K and Form 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.